Exhibit 99.7

CERTIFICATE

Section 2.20(c) of National Instrument 54-101

TO:

Alberta Securities Commission

AND TO:

British Columbia Securities Commission

AND TO:

Ontario Securities Commission (Principal Regulator)

RE:

Annual and Special Meeting of Shareholders of Mountain Province Diamonds Inc. (the "Company") to be held on September 10, 2009

In connection with the annual and special meeting of shareholders, the undersigned, being an officer of the Company, hereby certifies for and on behalf of the Company and not in a personal capacity, that:

(a)

arrangements have been made to have the proxy-related materials for the special meeting delivered in compliance with National Instrument 54-101 ("NI 54-101") to all beneficial owners at least 21 days before the date fixed for the special meeting;

(b)

the Company has arranged to have carried out all of the requirements of NI 54-101 in additional to those described in paragraph (a) above; and

(c)

the Company is relying on section 2.20(c) of NI 54-101 to abridge the time periods prescribed by sections 2.1(b), 2.2(1) and 2.5(1) applicable to the annual general and special meeting.

Dated this 13th day of August, 2009.

MOUNTAIN PROVINCE DIAMONDS INC.

 /s/ Jennifer Dawson
Name: Jennifer Dawson
Title: Chief Financial Officer